Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-132180



                                12,106,586 Shares



                               SIMTEK CORPORATION

                                  Common stock

     This prospectus is being used to register 12,106,586 (post-reverse split) shares of Simtek Corporation's common stock being offered by the selling security holders, which include certain of our current and former officers and directors. Of the shares offered by this prospectus 8,875,801 (post-reverse split) shares are currently issued and outstanding, 1,227,273 (post-reverse split) shares are issuable upon conversion of convertible debentures at $2.20 (post-reverse split) per share and 2,003,512 (post-reverse split) shares are issuable upon exercise of outstanding stock purchase warrants with exercise prices ranging from $2.65 to $15.00 (post-reverse split) per share.

     The selling security holders may from time to time offer and sell the shares offered under this prospectus in a number of different ways and at varying prices. We provide more information about how the selling security holders may sell the shares in the section entitled "Plan of Distribution" beginning on page 19. The selling security holders will receive all of the proceeds from the sale of the shares. The selling security holders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of the shares, although we will receive the exercise price payable to us upon the exercise of the stock purchase warrants.

     Our common stock is traded on the OTC Bulletin Board under the symbol "SMTE." On October 3, 2006, the closing sale price of our common stock was $0.57 (pre-reverse split) per share.

     See "Risk Factors" beginning on page 4 to read about factors you should consider before buying our stock.

     Neither the Securities and Exchange Commission nor state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is October 5, 2006.

                              --------------------

                                TABLE OF CONTENTS

Summary........................................................................3

Risk Factors...................................................................4

Special Note Regarding Forward-Looking Statements.............................10

Use of Proceeds...............................................................10

Selling Security Holders......................................................11

Description of Securities.....................................................17

Plan of Distribution..........................................................19

Legal Matters.................................................................20

Experts.......................................................................20

Available Information.........................................................21

                                     SUMMARY

      This summary highlights selected information from this prospectus and the documents incorporated by reference into this prospectus. This summary does not contain all of the information that may be important to you. Please carefully read the entire prospectus and the documents incorporated by reference.

Our Company

     We develop, market and subcontract the production of nonvolatile semiconductor memories. Nonvolatility prevents loss of programs and data when electrical power is removed from the semiconductor. Our memory products feature fast data access and programming speeds. Our products are targeted for use in commercial or military electronic equipment markets. These markets are industrial control systems, office automation, medical instrumentation, telecommunication systems, cable television, and numerous military systems, including communications, radar, sonar and smart weapons.

     Our principal executive office is located at 4250 Buckingham Dr. #100; Colorado Springs, Colorado 80907. Our telephone number is 719-531-9444.

Reincorporation and Reverse Stock Split

     Effective on October 5, 2006, we completed a one-for-ten reverse stock split of all of our issued and outstanding common stock as part of our reincorporation into a Delaware corporation. Except as specifically indicated, all of the share numbers and per share prices in this prospectus reflect the reverse stock split.

     In addition, incident to the reverse stock split and also effective on October 5, 2006, the registrant completed a reincorporation from Colorado to Delaware by converting Simtek Corporation, a Colorado corporation ("Simtek-Colorado"), into Simtek Corporation, a Delaware corporation ("Simtek-Delaware" or "Simtek"). Upon the reincorporation, each ten shares of common stock of Simtek-Colorado issued and outstanding were automatically converted into one share of common stock of Simtek-Delaware (thus accomplishing the reverse split). As a result of the reincorporation, Simtek-Colorado and any of its previously issued and outstanding shares of common stock ceased to exist. Simtek-Delaware is the same entity as Simtek-Colorado: it has continued with all of the assets, properties and liabilities of Simtek-Colorado. The reincorporation did not result in any change in headquarters, business, jobs, management, location of any of Simtek's offices or facilities.

The Offering

     This offering relates to a total of 12,106,586 shares of our common stock that may be resold by the selling security holders. Of the shares offered by this prospectus, 8,875,801 shares are currently issued and outstanding, 1,227,273 shares are issuable upon conversion of convertible debentures at $2.20 per share and 2,003,512 shares are issuable upon exercise of outstanding stock purchase warrants with exercise prices ranging from $2.65 to $15.00 per share. The shares offered include 95,000 shares held by our current chairman and chief executive officer and 20,000 shares held by our former chief executive officer. See "Selling Security Holders."

     We will receive no proceeds from this offering.

                                  RISK FACTORS

     YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE BEFORE BUYING OUR SHARES. THE SEMICONDUCTOR INDUSTRY IS CHANGING RAPIDLY. THEREFORE, THE FORWARD-LOOKING STATEMENTS AND STATEMENTS OF EXPECTATIONS, PLANS AND INTENT IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE ARE SUBJECT TO A GREATER DEGREE OF RISK THAN SIMILAR STATEMENTS REGARDING SOME OTHER INDUSTRIES.

OUR LIMITED OPERATING CAPITAL AND OUR ABILITY TO RAISE ADDITIONAL MONEY MAY HARM OUR ABILITY TO DEVELOP AND MARKET OUR PRODUCTS AS WELL AS SUPPORT FUTURE REVENUE GROWTH

     To date, we have required significant capital for product development, subcontracted production and marketing. We have funded these from the sale of products, the sale of product and technology licenses and from royalties as well as from the sale of our convertible debt and equity securities.

     In recent months, we have experienced significant revenue growth. In order to support that growth, we must order more silicon wafers than we have historically. The cash required for inventory purchases, including silicon wafers, has been greater than the cash generated from sales. Therefore, our cash requirements have been difficult to maintain. We may need more capital in the future to develop new products and support higher revenue. We cannot guarantee that we will be able to raise more capital on reasonable terms, if at all. If we cannot, then we may not be able to purchase adequate amounts of inventory to support revenue growth or to develop and market new products, causing our financial position and stock price to deteriorate.

WE HAVE A HISTORY OF OPERATING LOSSES

     We began business in 1987. Through June 30, 2006, we had accumulated losses of approximately $48.5 million. Since July 1, 2000 and through June 30, 2006, we realized net losses primarily as a result of accounting charges, from the purchase of incomplete research and development in September 2000, decreased revenue, decreased gross margins, increased competitive pressures and increased research and development costs related to new product development. We may continue to experience net operating losses in the future. Continuing net operating losses could increase our need for additional capital in the future, and hurt our stock price.

WE MIGHT NOT BE ABLE TO RE-GAIN COMPLIANCE WITH CERTAIN COVENANTS SET FORTH IN OUR LOAN AGREEMENT WITH THE RENN CAPITAL GROUP; IF WE ARE UNABLE TO DO SO, THE RENN CAPITAL GROUP COULD ACCELERATE THE $3 MILLION LOAN AND FORECLOSE ON THE COLLATERAL THAT WE GRANTED TO IT

     Our loan agreement with Renaissance Capital Growth and Income Fund III, Inc., Renaissance US Growth Investment Trust PLC and US Special Opportunities Trust PLC, or the RENN Capital Group, formerly Renaissance Capital Group, Inc., contains various financial covenants. As of June 30, 2006, we were not in compliance with two of the covenants set forth in the loan agreement, which covenants relate to the interest coverage ratio and debt to equity ratio. On August 10, 2006, we received a waiver for the two covenants through July 1, 2007. However, significant variances in future actual operations from our current estimates could result in the reclassification of this note to a current liability. If the note becomes due and we cannot pay it, RENN Capital Group may foreclose on the assets that we pledged as security for the note. This would significantly harm our business.

IF WE CANNOT RECEIVE SILICON WAFERS WE REQUIRE TO MANUFACTURE OUR PRODUCTS FROM OUR SILICON WAFER MANUFACTURERS AT THE VOLUMES OR THE PRICES WE REQUIRE, OUR REVENUES, EARNINGS AND STOCK PRICE COULD SUFFER

     We currently purchase the silicon wafers we require to build our non-volatile memory products from three vendors, Chartered Semiconductor Manufacturing Plc. of Singapore, DongbuAnam Semiconductors in Korea and ZFoundry in Germany. Due to the volatility of the semiconductor market, we have limited control over the pricing and availability of the wafers we require in order to build our products. The risk of not receiving the products and pricing we need to achieve our revenue objectives has escalated. If we are unable to obtain the products and pricing we need from these vendors, our business could suffer.

THE UNCERTAINTY INVOLVED IN MANUFACTURING SEMICONDUCTORS MAY INCREASE THE COSTS AND DECREASE THE PRODUCTION OF OUR PRODUCTS

     In order for us to be profitable, we must drive our manufacturing costs down and secure the production of sufficient product. Semiconductor manufacturing depends on many factors that are complex and beyond our control and often beyond the control of our subcontractors. These factors include contaminants in the manufacturing environment, impurities in the raw materials used and equipment malfunctions. Under our arrangements with our subcontractors, our subcontractors pass on to us substantially all of their costs that are unique to the manufacture of our products. Accordingly, these factors could increase the cost of manufacturing our products and decrease our profits. These factors could also reduce the number of semiconductor memories that our subcontractors are able to make in a production run. If our subcontractors produce fewer of our products, our revenues may decline.

DELAYS IN MANUFACTURING MAY NEGATIVELY IMPACT OUR REVENUE AND NET INCOME

     It takes approximately four months for our subcontractors to manufacture our semiconductor products. Any delays in receiving silicon wafers or completed products from our subcontractors will delay our ability to deliver our products to customers. This would delay sales revenue and could cause our customers to cancel existing orders or not place future orders. These delays could occur at any time and would adversely affect our net income.

WE DEPEND ON INDEPENDENT SALES REPRESENTATIVES AND DISTRIBUTORS TO SELL OUR PRODUCTS AND THE TERMINATION OF ANY OF THESE RELATIONSHIPS MAY HARM OUR REVENUE

     We use independent sales representatives and distributors to sell the majority of our products. The agreements with these sales representatives and distributors can be terminated without cause by either party with 30 to 90 days written notice. If one or more of our sales representatives or distributors terminates our relationship, we may not be able to find replacement sales representatives and distributors on acceptable terms or at all. This could affect our profitability. In addition, during 2005, 2004 and 2003 approximately 51%, 50% and 42% of our product sales, respectively, were to four distributors. We cannot be certain that we will be able to maintain our relationship with these distributors.

DELAYS IN OR FAILURE OF PRODUCT QUALIFICATION MAY HARM OUR BUSINESS

     Prior to selling a product, we must establish that it meets expected performance and reliability standards. As part of this testing process, known as product qualification, we subject representative samples of products to a variety of tests to ensure that performance in accordance with commercial, industrial and military specifications, as applicable. If we are unable to successfully accomplish product qualification for our future products, we will be unable to sell these future products. Even with successful initial product qualifications, we cannot be assured that we will be able to maintain product qualification or achieve sufficient sales to meet our operating requirements.

OUR SUCCESS DEPENDS ON OUR ABILITY TO INTRODUCE NEW PRODUCTS

     The semiconductor industry is characterized by rapid changes in technology and product obsolescence. Our success in the semiconductor industry depends in part upon our ability to expand our existing product families and to develop and market new products. The technology we currently use may be made obsolete by other competing or newly developed memory or other technologies. The development of new semiconductor designs and technologies typically requires substantial costs for research and development. Even if we are able to develop new products, the success of each new product depends on several factors including whether we selected the proper product and our ability to introduce it at the right time, whether the product is able to achieve acceptable production yields and whether the market accepts the new product. We cannot guarantee that we will be successful in developing new products or whether any products that we do develop will satisfy the above factors. In September 2003, we began shipping samples of our 1 megabit family of nonvolatile semiconductor memory products. While we achieved production qualification on the main product in September 2005 and the remaining products in July 2006, we cannot assure you that we will not discover technical problems or manufacturing concerns with these new products, that demand will continue to develop for these new products or that we will be able to continue to sell them at a profit.

THE CYCLICALITY OF THE SEMICONDUCTOR INDUSTRY MAY PREVENT US FROM MAINTAINING A CONSISTENT REVENUE STREAM AND MAY HARM OUR STOCK PRICE

     The semiconductor industry has historically experienced significant peaks and valleys in sales volumes resulting in large variations of revenues and resulting profits or losses. We do not have direct influence on the nature of the broad semiconductor market. Variations in the revenues and profits within the semiconductor industry may cause us to incur significant losses in the future. If the stock prices of many semiconductor companies decrease, our stock price may also suffer.

IF WE FAIL TO COMPLETE OUR AGREEMENT OR IF WE FAIL TO SUCCESSFULLY IMPLEMENT PRODUCTS WITH CYPRESS SEMICONDUCTOR, OUR LIQUIDITY AND REVENUES MAY SUFFER

     On May 5, 2005, we closed a production and development agreement with Cypress Semiconductor Corporation to jointly develop an "S8" 0.13-micron silicon-oxide-nitride-oxide-silicon (SONOS) nonvolatile memory production process. The production and development agreement also calls for Cypress to produce one or more Simtek products, as designated by Simtek, using the S8 process. We cannot assure you that we will be able to successfully develop and bring to qualified volume production products based on the S8 process or that Cypress will be able to develop embedded products contemplated to be developed using Simtek's intellectual property. If the development of the S8 process is delayed or fails, or if Cypress is unable to meet our production requirements, we might not be able to meet potential future orders planned to be received from our customers. This could significantly harm our revenue and future growth potential. We also entered into an escrow agreement pursuant to which we deposited $3 million into an escrow account in order to support and make certain payments for the S8 process and product developments. If we fail to complete the development and production agreement, we might forfeit our rights to the escrow amount. This could harm our liquidity position.

OUR AGREEMENT WITH CYPRESS SEMICONDUCTOR CORPORATION MAY CONSUME OUR LIMITED RESOURCES OF ENGINEERS AND CONSUME A SIGNIFICANT AMOUNT OF OUR WORKING CAPITAL PREVENTING US FROM COMPLETING OTHER TASKS

     Our production and development agreement with Cypress may consume a considerable amount of our engineering resources, which may limit the resources available to maintain or improve our production yields on our existing products and develop other new and derivative products. In addition to these indirect expenses related to our engineering resources, our obligations under the production and development agreement will consume a significant amount of our working capital until December 31, 2006. This may harm our business and stock price.

CERTAIN OF OUR REGISTRATION RIGHTS AGREEMENTS PROVIDE FOR PENALTIES IF WE FAIL TO FOLLOW CERTAIN PROCEDURES OR MAINTAIN AN EFFECTIVE REGISTRATION RELATED TO THE SHARES PURCHASED BY SUCH INVESTORS

     The Registration Rights Agreement entered into as part of the December 30, 2005 Securities Purchase Agreement amounting to $11,000,000 contained a cash penalty provision if certain procedures are not followed or an effective Registration Statement is not maintained for the 68,750,000 (pre-reverse split) shares purchased by investors. The cash penalties are 2% of the proceeds for each month that a breach occurs. We cannot assure you that we will be able to follow the required procedures or obtain or maintain such effective Registration Statement.

     The Registration Rights Agreement entered into as part of the September 21, 2006 Securities Purchase Agreement amounting to $4,555,000 contained a provision whereby the investors therein would receive certain amounts of penalty shares if certain procedures are not followed or an effective Registration Statement is not maintained for the shares purchased by, and the shares issuable under the warrants issued to, the investors. The penalties are 2% of the shares purchased for each month that a breach occurs. We cannot assure you that we will be able to follow the required procedures or obtain or maintain such effective Registration Statement.

THE INTENSE COMPETITION IN THE SEMICONDUCTOR INDUSTRY MAY CAUSE US TO LOSE SALES REVENUE TO OTHER SUPPLIERS

     There is intense competition in the semiconductor industry. We experience competition from a number of domestic and foreign companies, most of which have significantly greater financial, technical, manufacturing and marketing resources than we have. Our competitors include major corporations with worldwide silicon wafer fabrication facilities and circuit production facilities and diverse, established product lines. We also compete with companies, such as Ramtron International Corporation, attempting to obtain a share of the market for our product families. If any of our new products achieve market acceptance, other companies may sell competitive products at prices below ours. This would have an adverse effect on our operating results.

THE LOSS OF KEY EMPLOYEES COULD MATERIALLY AFFECT OUR FINANCIAL RESULTS

     Our success depends in large part on our ability to attract and retain qualified technical and management personnel. There are limited personnel trained in the semiconductor industry resulting in intense competition for these personnel. If we lose any of our key personnel, this could have a material adverse affect on our ability to conduct our business and on our financial results.

OUR PATENTS MAY NOT PROVIDE US EFFECTIVE INTELLECTUAL PROPERTY PROTECTION; THIS COULD HARM OUR BUSINESS

     We have been issued 17 U.S. patents (and assigned one other U.S. patent and three German patents) relating to specific aspects of our current products. We have also applied outside the United States for patents on our technology. We are not sure that any of the patents for which we have applied will be issued or, even if they are issued, will provide us with meaningful protection from competition. We may also not have the money required to maintain or enforce our patent rights. Notwithstanding our patents, other companies may obtain patents similar or relating to our patents.

     We seek to protect a significant portion of our intellectual property as trade secrets, rather than patents. Unlike patents, trade secrets must remain confidential in order to retain protection as proprietary intellectual property. We cannot assure you that our trade secrets will remain confidential. If we lose trade secret protection, our business could suffer.

IF OUR PRODUCTS AND TECHNOLOGY INFRINGE ON THIRD PARTY PATENTS, OUR PRODUCT SALES OR GROSS MARGINS MAY SUFFER

     We have not determined whether our products are free from infringement of others' patents. If patent infringement claims are asserted against us and are upheld, we will try to modify our products so that they are non-infringing. If we are unable to do so, we will have to obtain a license to sell those products or stop selling the products for which the claims are asserted. We may not be able to obtain the required licenses. Any successful infringement claim against us, our failure to obtain any required license or requirement for us to stop selling any of our products, may force us to discontinue production and shipment of these products. This may result in reduced product sales and harm our revenues.

     In 1998, we received notice of a claim for an unspecified amount from a foundation that owns approximately 180 patents and 70 pending applications. The foundation claimed that some of the machines and processes used in the building of our semiconductor devices infringe on the foundation's patents. In April 1999, we reached an agreement with the foundation for us to purchase a nonexclusive license of the foundation's patents, based on our product offerings and sales forecast at that time. If our products or actual sales revenue vary significantly from the time of the agreement, we may be subject to additional payments.

     In late 2002, we received notice of possible patent infringement from a corporation that has acquired a portfolio of patents. We have reviewed the claim and believe there are no potential infringements. We have received no further notification from this corporation. While there can be no assurances, if there are any infringements, we believe we will be able to enter into a licensing agreement with such company without any material impact on us.

FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS MAY INCREASE OUR COSTS, LOWER OUR REVENUES AND CAUSE LOSS OF CUSTOMERS TO OUR COMPETITORS

     We purchase materials, including silicon wafers, from outside the United States. Sales to customers located outside of the United States for the years ended December 31, 2005, 2004 and 2003 were 74%, 71% and 63%, respectively. We operate using United States dollars as the functional currency. Changes in foreign currency exchange rates can reduce our revenues and increase our costs. For example, our subcontractors may increase the prices they charge us, on a per purchase order basis, for silicon wafers if the United States dollar weakens. Any large exchange rate fluctuation could affect our ability to compete with manufacturers who operate using foreign currencies. We do not try to reduce our exposure to these exchange rate risks by using hedging transactions. Although we have not had any material losses due to exchange rate fluctuations over the last three years, we cannot assure you that we will not incur significant losses in the future.

BECAUSE OUR COMMON STOCK IS LISTED ONLY ON THE OTC ELECTRONIC BULLETIN BOARD, IT WILL BE MORE DIFFICULT TO SELL OUR COMMON STOCK

     Our common stock is listed on the OTC Electronic Bulletin Board under the symbol "SMTE." Our common stock was listed on the Nasdaq Small-Cap Market until July 18, 1995, but, because we no longer met Nasdaq's listing requirements, our common stock transferred to the OTC Electronic Bulletin Board as mandated by Nasdaq rules. We may not be able to meet the requirements for relisting our common stock on Nasdaq or listing on any other exchange in the near future or in the longer term.

     Securities that are not listed on the Nasdaq Capital Market or other exchange are subject to a Securities and Exchange Commission rule that imposes special requirements on broker-dealers who sell those securities to persons other than their established customers and accredited investors. The broker-dealer must determine that the security is suitable for the purchaser and must obtain the purchaser's written consent prior to the sale. These requirements may make it more difficult for our security holders to sell their securities and may affect our ability to raise more capital. It may also make it harder for you to sell our stock than the stock of some other companies.

IF WE ISSUE SECURITIES AT LOW PRICES IN THE FUTURE, SOME OF OUR SECURITY HOLDERS MAY BE ENTITLED TO ACQUIRE MORE OF OUR SECURITIES, WHICH MAY DILUTE AND HARM THE HOLDERS OF OUR COMMON STOCK

     We may be obligated under agreements with certain of our security holders to issue to them additional securities in exchange for little or no consideration if we sell our securities in the future at or below certain prices. The issuance of such securities could dilute and harm the holders of our common stock.

BECAUSE WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE, YOUR INVESTMENT RETURN MAY BE LIMITED

     We have never paid cash dividends on our common stock. We do not expect to pay dividends in the foreseeable future. We intend to use any earnings to finance growth. You should not expect to receive dividends on your shares of common stock.

IF OUR BOARD OF DIRECTORS AUTHORIZES THE ISSUANCE OF PREFERRED STOCK, HOLDERS OF OUR COMMON STOCK COULD BE DILUTED AND HARMED

     Our board of directors has the authority to issue up to 200,000 shares of preferred stock in one or more series and to establish the preferred stock's voting powers, preferences and other rights and qualifications without any further vote or action by the shareholders. The issuance of preferred stock by our board of directors could dilute and harm the rights of the holders of our common stock. It could potentially be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly. Given our present capital requirements, it is possible that we may need to raise capital through the sale of preferred stock in the future.

OUR CERTIFICATE OF INCORPORATION (AS A DELAWARE CORPORATION) AND DELAWARE LAW MAY OPERATE AS ANTI-TAKEOVER PROTECTIONS AND THUS MAY DISCOURAGE TAKEOVER ATTEMPTS AND/OR DEPRESS THE MARKET PRICE OF OUR COMMON STOCK

     We have opted to be governed, in our Delaware certificate of incorporation, by Section 203 of the Delaware General Corporation Law, which provides for a three-year moratorium on certain business combination transactions with "interested stockholders" (generally, persons who beneficially own 15% or more of the corporation's outstanding voting stock). Although we believe that Section 203 will encourage any potential acquirer to negotiate with our board of directors, Section 203 also might have the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all stockholders would not be treated equally. In addition, Section 203 gives the board the power to reject a proposed business combination in certain circumstances, even though a potential acquirer may be offering a substantial premium for our common stock over the then-current market price. Section 203 would also discourage certain potential acquirers who are unwilling to comply with its provisions.

     Because a proposed amendment to our certificate of incorporation may not be submitted to a vote of shareholders without the approval of the board of directors, amending or removing any provisions in our certificate of incorporation that have anti-takeover effects requires the consent of the board of directors, which in turn may have anti-takeover effects.

STANDARDS FOR COMPLIANCE WITH SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002 ARE UNCERTAIN, AND IF WE FAIL TO COMPLY IN A TIMELY MANNER, OUR BUSINESS COULD BE HARMED AND OUR STOCK PRICE WOULD DECLINE.

     Rules adopted by the Securities and Exchange Commission pursuant to Section 404 of the Sarbanes-Oxley Act require annual assessment of our internal control over financial reporting, and attestation of our assessment by our independent auditors. This requirement may apply to our Annual Report on Form 10-K for the fiscal year ending December 31, 2007. The standards that must be met for management to assess the internal control over financial reporting as effective are new and complex, and require significant documentation, testing and possible remediation to meet the detailed standards. We may encounter problems or delays in completing activities necessary to make an assessment of our internal control over financial reporting. In addition, the attestation process by our independent auditors is new and we may encounter problems or delays in completing the implementation of any requested improvements or remediation and receiving an attestation of our assessment by our independent auditors. We can provide no assurance as to our, or our independent auditors', conclusions at December 31, 2007, with respect to the effectiveness of our internal control over financial reporting. The above factors creates a risk that we, or our independent auditors, will not be able to conclude at December 31, 2007 that our internal controls over financial reporting are effective as required by the Sarbanes-Oxley Act. If we cannot assess our internal control over financial reporting as effective, or if our independent auditors are unable to provide an unqualified attestation report on such assessment, investors could lose confidence in our reported financial information and the trading price of our stock could drop.

THE REVERSE SPLIT MAY NOT RESULT IN AN INCREASE IN THE STOCK PRICE AND MAY NOT LEAD TO ANY OF THE BENEFITS (INCLUDING QUALIFICATION FOR LISTING ON AMEX OR THE NASDAQ CAPITAL MARKET) THAT WE INTENDED IN DECIDING TO EFFECT SUCH REVERSE SPLIT

     There can be no assurance that the total market capitalization of our common stock (the aggregate value of all our common stock at the then market price) after the reverse split will not drop back below the total market capitalization before the reverse split, that the per share market price of our common stock will not drop back below the per share market price before the reverse split or that the per share market price of our common stock will increase to (or once increased to, remain at) a price that is inversely proportionate to the one-for-ten reduction in the number of shares of common stock outstanding before the reverse split.

     The per share market price of our common stock may not be high enough following the reverse split to attract institutional investors or investment funds or to satisfy the investing guidelines of such investors and, consequently, the trading liquidity of our common stock may not improve. In addition, the per share market price of our common stock may not be high enough following the reverse split to allow us to comply with the initial listing requirements of the NASDAQ Capital Market or the American Stock Exchange. Even if the per share market price of our common stock is sufficiently high for purposes of the initial listing requirements, we cannot guarantee you that we will be able to satisfy the other requirements for listing on the NASDAQ Capital Market or the American Stock Exchange, which requirements include, among other things, a minimum number of shares that must be in the public float and a minimum number of round lot holders.

                Special Note Regarding Forward-Looking Statements

     This prospectus contains some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and the information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

     You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent circumstances, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.



                                 USE OF PROCEEDS

     This prospectus covers 12,106,586 shares. All of these shares are being offered by the selling security holders, which include some of our current and former officers and directors. We will not receive any proceeds from the sale of the shares.

                            SELLING SECURITY HOLDERS

     Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. Under these rules, a person is deemed to beneficially own a security if that person has or shares voting power or investment power with respect to that security, or has the right to acquire beneficial ownership of that security within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. Percentage of beneficial ownership of common stock prior to and after the offering is based on 160,350,676 (pre-reverse split) shares of common stock outstanding as of September 21, 2006. Securities that are exercisable or convertible into shares of our common stock within 60 days of the date of this prospectus are deemed outstanding for computing the percentage of the person or entity holding such securities but are not deemed outstanding for computing the percentage of any other person or entity.

     The following table sets forth information about the selling security holders who are selling shares of our common stock pursuant to this prospectus. Information about the natural persons who beneficially own our securities held by the entities listed in the table below has been provided to us by these entities.

                                                             Number of                        Number of      Percentage
                                                         Shares Beneficially   Number of        Shares       of Class
                                                            Owned Before         Shares       Following      Following
Name and Address of Selling Security Holders                  Offering          Offered      the Offering   the Offering
--------------------------------------------             -------------------   ---------     ------------   ------------
Cypress Semiconductor Corporation (1)                        2,679,644         2,179,644        500,000        3.02%
3901 North First Street
San Jose, CA 95134-1599

Crestview Capital Master LLC (2)                             2,677,113         2,429,644        247,469        1.54%
95 Revere Drive, Suite A
Northbrook, IL 60062

Big Bend XXVII Investments, L.P. (3)                         1,553,956         1,437,500        116,456          *
3401 Armstrong Avenue
Dallas, TX 75205-4100

Toibb Investment LLC (4)                                     1,125,000         1,125,000           0             *
6355 Topanga Canyon Blvd., Suite 335
Los Angeles, CA 91367

Renaissance Capital Growth & Income Fund III, Inc. (5)       1,107,940           853,780        254,160        1.58%
c/o RENN Capital Group
8080 N. Central Expressway, Suite 210-LB59
Dallas, TX 75206

Renaissance US Growth Investment Trust PLC (6)               1,107,940           853,780        254,160        1.58%
c/o RENN Capital Group
8080 N. Central Expressway, Suite 210-LB59
Dallas, TX 75206

US Special Opportunities Trust PLC (7)                       1,007,176           853,780        153,396          *
c/o RENN Capital Group
8080 N. Central Expressway, Suite 210-LB59
Dallas, TX 75206



                                       11


SF Capital Partners Ltd. (8)                                 1,068,965         1,217,136           0             *
c/o Stark Offshore Management, LLC
3600 South Lake Drive
St. Francis, WI 53235

Zentrum Mikroelektronik Dresden AG (9)                         626,072           626,072           0             *
Grenzstrasse 28
D-01109 Dresden, Germany

Harold Blomquist                                               246,941 (10)       95,000        151,941          *
3935 Serenity Place
Colorado Springs, CO 80908

Straus Partners, LP (11)                                      148,853             78,125         70,728          *
605 Third Avenue
New York, NY 10158

Straus GEPT Partners, LP (11)                                 148,853             78,125         70,728          *
605 Third Avenue
New York, NY 10158

C. E. Unterberg, Towbin (12)                                  106,250            106,250           0             *
275 Middlefield Rd.
Menlo Park, CA 94025

The Michael and Roberta Seedman Family Trust (13)              62,450             62,450           0             *
1436 Waverly Road
Highland Park, IL 60035

Douglas Mitchell                                               60,626 (14)        20,000         40,626          *
1725 Sunshine Circle
Woodland Park, CO 80863

Bluegrass Growth Fund LP (15)                                  25,800             25,800           0             *
122 East 42nd St., Suite 2606
New York, NY 10168

Bluegrass Growth Fund LTD (16)                                 25,800             25,800           0             *
Walker House
George Town
Grand Cayman
Cayman Islands

Merriman Curhan Ford & Co. (17)                                38,700             38,700           0             *
601 Montgomery Street, 18th Floor
San Francisco, CA 94111


* Less than 1%


(1) Cypress Semiconductor Corporation is a publicly traded company listed on the New York Stock Exchange; no one natural person owns more than 5% of Cypress' common stock.

(2) Crestview Capital Partners, LLC ("Crestview Partners") serves as the investment manager or general partner of Crestview Capital Master, LLC ("Crestview"), and as such has been granted investment discretion over investments including the common stock owned by Crestview. As a result of its role as investment manager to Crestview, Crestview Partners may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crestview. However, Crestview Partners does not (except indirectly as the general partner of Crestview) have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaims any ownership associated with such rights. Currently, Stewart Flink, Robert Hoyt and Daniel Warsh, in their capacity as managers of Crestview Partners, have delegated authority regarding the portfolio management decisions of Crestview Partners with respect to the Common Stock owned by Crestview. None of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Flink, Hoyt and Warsh may be deemed to be the beneficial owners of Common Stock held by Crestview. However, neither of Messrs. Flink, Hoyt and Warsh has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crestview and disclaim beneficial ownership of such shares of Common Stock.

(3) The limited partners of Big Bend XXVII Investments, L.P. are Mr. Morton H. Meyerson and Marti H. Meyerson EDS Trust, each of which controls 49.5% of Big Bend XXVII Investments, L.P. The general partner of Big Bend XXVII Investments, L.P. is 2M Companies, Inc., which is controlled by Mr. Morton H. Meyerson.

(4) The natural person who beneficially owns the securities held by Toibb Investment LLC is Harris Toibb.

(5) Renaissance Capital Growth & Income Fund III, Inc. is the beneficial owner of the shares indicated. RENN Capital Group, Inc. is the investment adviser to Renaissance Capital Growth & Income Fund III, Inc. and has shared voting power and dispositive power over the shares. Russell Cleveland is President of RENN Capital Group, Inc.

(6) Renaissance US Growth Investment Trust PLC is the beneficial owner of the shares indicated. RENN Capital Group, Inc. is the investment adviser to Renaissance US Growth Investment Trust PLC and has shared voting power and dispositive power over the shares. Russell Cleveland is President of RENN Capital Group, Inc.

(7) US Special Opportunities Trust PLC is the beneficial owner of the shares indicated. RENN Capital Group, Inc. is the investment adviser to US Special Opportunities Trust PLC and has shared voting power and dispositive power over the shares. Russell Cleveland is President of RENN Capital Group, Inc.

(8) Michael A. Roth and Brian J. Stark exercise voting and investment authority over all of the shares beneficially owned by SF Capital Partners Ltd., but disclaim beneficial ownership of such shares.

(9) The shareholders of Zentrum Mikroelektronik Dresden AG ("ZMD") are Global ASIC GmbH (83.6% shareholder), State of Saxony (10% shareholder and a governmental agency) and IKB Private Equity GmbH (6.4% shareholder and a 100% subsidiary of Deutsche Industriebank AG (IKB), a German public company). The shareholders of Global ASIC GmbH are Sachsenring Automobiltechnik AG i.L. (37.4% shareholder), WGZ Initialtivkapital GmbH (30.8% shareholder and an affiliate of WGZ Bank, a German mutual savings bank), Millenium Capital Fonds EINS GmbH (24.19% shareholder) and three minority financial investment companies (who collectively own the remaining 7.61%). There are no natural persons that beneficially own ZMD shares that have a pecuniary interest in Simtek shares equal to or greater than 1% of the outstanding Simtek common stock. The business affairs of ZMD are generally controlled by its management board and supervisory board. ZMD's management board consists of Thilo von Selchow, ZMD's Chief Executive Officer and President, and Konrad Herre, ZMD's Chief Operating Officer, and Thomas Hoetzel, ZMD's Chief Technical Officer. ZMD's supervisory board consists of Gerhard Fettweis, Carl-Peter Forster, Michael Fraedrich, Rudi Koehler, Helmut Laub and Dietmar Scholtz. Both the management board and the supervisory board require majority approval to act. The management board has sole voting discretion over the shares of Simtek common stock owned by ZMD. The management board also has investment discretion over the shares of Simtek common stock owned by ZMD subject to prior approval of such discretion by the supervisory board.

(10) Includes 2,320 shares of our common stock that Mr. Blomquist's children personally own and includes 141,750 shares issuable upon exercise of presently exercisable options.

(11) The Managing Principal of each of Straus Partners, LP and Straus GEPT Partners, LP is Mickey Straus.

(12) The natural person that beneficially owns the securities held by C. E. Unterberg, Towbin is Andrew Arno, Chief Executive Officer of C. E. Unterberg, Towbin.

(13) The natural persons that beneficially own the securities held by The Michael and Roberta Seedman Family Trust are Michael Seedman and Roberta Seedman, trustees for the trust.

(14) Includes 27,417 shares issuable upon exercise of presently exercisable options.

(15) Bluegrass Growth Fund Partners, LLC is the general partner of Bluegrass Growth Fund LP. By virtue of such relationship, Bluegrass Growth Fund Partners, LLC may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund LP. Bluegrass Growth Fund Partners, LLC disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners, LLC with respect to the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz disclaims beneficial ownership of such shares of our common stock and has no legal right to maintain such delegated authority.

(16) Mr. Brian Shatz is a director of Bluegrass Growth Fund LTD and has delegated authority from the shareholders of Bluegrass Growth Fund LTD with respect to the shares of common stock owned by Bluegrass Growth Fund LTD. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LTD. Mr. Shatz disclaims beneficial ownership of such shares of our common stock and has no legal right to maintain such delegated authority.

(17) The natural person that beneficially owns the securities held by Merriman Curhan Ford & Co. is John Hiestand, Chief Financial Officer of Merriman Curhan Ford & Co.


     On July 1, 2002, we received $3,000,000 from the RENN Capital Group in return for issuing 7.5% convertible debentures with an aggregate principal amount of $3,000,000. The convertible debentures have a maturity date of June 28, 2009 and originally had a conversion rate of $0.312 (pre-reverse split), which would have resulted in 9,615,384 (pre-reverse split) shares being issued upon conversion. In connection with the sale of $11,000,000 of our common stock on December 30, 2005, instead of lowering the conversion price of the 2002 convertible debentures, as required by the terms of the 2002 convertible debentures, from $0.312 (pre-reverse split) per share to $0.16 (pre-reverse split) per share as a result of the December 30, 2005 offering at $0.16 (pre-reverse split) per share, we agreed with the RENN Capital Group that the conversion price would only be lowered to $0.22 (pre-reverse split) per share as a result of the December 30, 2005 offering. Upon completion of the reverse split on October 5, 2006, the conversion price was increased from $0.22 to $2.20. Consequently, the number of shares issuable upon conversion of the 2002 debentures is 1,227,273 (which number takes into account the conversion into common stock, on or around July 28, 2006, by each of the three RENN funds of $100,000 of the principal amount). Also on December 30, 2005, we issued 9,375,000 (pre-reverse split) shares of common stock to the RENN Capital Group in exchange for $1,500,000. On November 7, 2003, we received $1,500,000 from the RENN Capital Group in return for issuing 1,651,983 (pre-reverse split) shares of our common stock and warrants to acquire 750,000 (pre-reverse split) shares of our common stock. These warrants have 5-year terms. As a result of the reverse split, the new number of warrants is 75,000. Also, following the reverse split, the new exercise price of these warrants is $12.50 per share for 37,500 shares and $15.00 per share for 37,500 shares. On June 28, 2005, we issued warrants (with a 5-year term) to purchase 200,000 (pre-reverse split) shares of our common stock to the RENN Capital Group in exchange for a waiver of certain provisions relating to the 7.5% debentures. As a result of the reverse split, the new number of warrants is 20,000. Also, following the reverse split, these warrants have an exercise price of $5.00 per share. Of the 12,106,586 shares that we are registering in this prospectus, 2,561,340 shares relate to these July 1, 2002, November 7, 2003, June 28, 2005 and December 30, 2005
transactions.

     On October 12, 2004, we received $2,500,000 from SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD in return for issuing

5,159,959 (pre-reverse split) shares of our common stock and warrants (with 5-year terms) to acquire 2,579,980 (pre-reverse split) shares of our common stock. In connection with the $2,500,000 equity financing, we issued to Merriman Curhan Ford & Co., the investment banking firm that advised us in such transaction, warrants (with 5-year terms) to acquire 386,997 shares of our common stock. The warrants issued to Merriman Curhan Ford & Co. had an exercise price of $0.627 per share prior to the reverse split and, as a result of the reverse split, now have an exercise price of $6.27 per share. Also, following the reverse split, the new number of warrants issued to Merriman Curhan Ford & Co. is 38,700. The warrants issued to SF Capital Partners Ltd., Bluegrass Growth Fund LP and Bluegrass Growth Fund LTD originally had an exercise price of $0.627 (pre-reverse split) per share. In connection with the sale of $11,000,000 of our common stock on December 30, 2005, we agreed with Bluegrass Growth Fund LP, Bluegrass Growth Fund LTD and SF Capital Partners Ltd. that in exchange for their waiver of certain participation rights held by them in connection with the December 30, 2005 offering, the exercise price of their warrants to acquire 2,579,980 (pre-reverse split) shares of our common stock would be lowered from $0.627 (pre-reverse split) per share to $0.265 (pre-reverse split) per share. As a result of the reverse split, the exercise price of these warrants has increased from $0.265 per share to $2.65 per share and the number of warrants has decreased to 257,999. Also on December 30, 2005, we issued 6,250,000 (pre-reverse split) shares to SF Capital Partners Ltd. in exchange for $1,000,000. As of the date of this prospectus and giving effect to the reverse split, SF Capital Partners Ltd. owns 1,010,737 shares as a result of the October 12, 2004 and December 30, 2005 transactions, and has a warrant to purchase 206,399 shares with an exercise price of $2.65 per share as a result of the October 12, 2004 transaction. By its terms, the warrant issued to SF Capital Partners Ltd. may not be exercised if the exercise would cause SF Capital Partners Ltd. to be a 5% or more holder of all of our outstanding common stock; however, SF Capital Partners Ltd. may waive such restriction on 61 days notice to us. Given the number of shares of our common stock that SF Capital Partners Ltd. holds as of the date of this prospectus, SF Capital Partners Ltd. cannot exercise such warrant unless it waives the restriction and gives us 61 days notice of the waiver; as such, the 206,399 shares issuable under the warrant are not included in SF Capital Partner Ltd.'s entry in the Selling Security Holder table above under the column entitled "Number of Shares Beneficially Owned Before Offering." 1,307,436 of the shares that we are registering relate to the October 12, 2004 and December 30, 2005 transactions with, as applicable, SF Capital Partners Ltd., Bluegrass Growth Fund LP, Bluegrass Growth Fund LTD and Merriman Curhan Ford & Co.

     On May 4, 2005, we received $4,000,000 from Cypress in return for issuing 6,740,816 (pre-reverse split) shares of our common stock and warrants to acquire 5,055,612 (pre-reverse split) shares of our common stock. The warrants have a 10-year term and, prior to the reverse split, had an exercise price of $0.7772. As a result of the reverse split, the new number of warrants is 505,562 and the new exercise price is $7.772. On March 24, 2006, we entered into a License and Development Agreement with Cypress pursuant to which, among other things, Cypress agreed to license certain intellectual property from us to develop and manufacture standard, custom and embedded nvSRAM products, we agreed with Cypress to co-develop certain nvSRAM products and Cypress agreed to pay us $4 million in pre-paid royalties paid in certain installments. Under the License and Development Agreement, we issued on March 24, 2006 a warrant (with a 10-year term) granting Cypress the right to purchase 10 million (pre-reverse split) shares of our common stock. We also issued, upon payment by Cypress of an installment of pre-paid royalties on June 30, 2006. a warrant (with a 10-year term) granting Cypress the right to purchase 5 million (pre-reverse split) shares of our common stock and we agreed to issue, upon payment by Cypress of an installment of pre-paid royalties on December 31, 2006, a warrant (with a 10-year term from the date of issuance) granting Cypress the right to purchase 5 million (pre-reverse split) shares of our common stock. Prior to the reverse split, the March 24, 2006 and the June 30, 2006 warrants had an exercise price per share of $0.75; following the reverse split, the new number of shares covered by these warrants is 1,000,000 and 500,000, respectively, and the new exercise price for each of these warrants is $7.50 per share. The shares underlying the warrant that we issued to Cypress on June 30, 2006 and that we agreed to issue on December 31, 2006 (upon satisfaction of certain conditions) are not being registered in this prospectus. Of the 12,106,586 shares that we are registering in this prospectus, 2,179,644 shares relate to the May 4, 2005 transaction with Cypress and the March 24, 2006 warrant issued to Cypress.

     On May 19, 2005 and pursuant to his employment agreement with us, Mr. Harold Blomquist, our President and Chief Executive Officer, purchased 200,000 (pre-reverse split) shares of our common stock directly from us at a purchase price of $0.542 (pre-reverse split) per share. On November 9, 2005 and pursuant to his employment agreement with us, Mr. Blomquist purchased 275,000 (pre-reverse split) shares of our common stock directly from us at a purchase price of $0.298 (pre-reverse split) per share. In each case, the purchase price was determined by calculating the average close price for the five trading days prior to the purchase date. On January 20, 2006 and also pursuant to his employment agreement with us, we issued an additional 475,000 (pre-reverse split) shares of our common stock to Mr. Blomquist for no additional consideration to match his previous stock purchases.

     Mr. Douglas Mitchell was our President, Chief Executive Officer and Chief Financial Officer (acting) until his resignation from Simtek effective May 9, 2005. Pursuant to the terms of Mr. Mitchell's separation agreement incident to his resignation, we issued to Mr. Mitchell 150,000 (pre-reverse split) shares of our common stock on June 15, 2005 and 50,000 (pre-reverse split) shares of our common stock on November 25, 2005. 115,000 of the shares that we are registering relate to these two agreements with Mr. Blomquist and Mr. Mitchell.

     On December 30, 2005, we issued to ZMD 6,260,713 (pre-reverse split) shares of Simtek common stock as partial payment for the assets we acquired from ZMD pursuant to the Asset Purchase Agreement, dated December 7, 2005, between us and ZMD. ZMD and Simtek were parties to a Product License Development and Support Agreement, dated June 1, 1994, and various Cooperation Agreements functioning as amendments to the Product License Development and Support Agreement, which, together, provided for the joint development of certain products by Simtek and ZMD and the licensing of certain products and intellectual property from Simtek to ZMD. All of these agreements were terminated (to the extent not already terminated) on December 30, 2005. Of the 12,106,586 shares that we are registering in this prospectus, 626,072 shares relate to this transaction.

     On December 30, 2005, as part of our sale of $11,000,000 of our common stock, we issued (in addition to the shares issued to SF Capital Partners Ltd. and the RENN Capital Group on such date, as described above) (in each case, in pre-reverse split numbers): Crestview Capital Master LLC 24,687,500 shares in exchange for $3,950,000; Straus Partners, LP 781,250 shares for $125,000; Straus GEPT Partners, LP 781,250 shares for $125,000; Big Bend XXVII Investments, L.P. 14,375,000 shares for $2,300,000; Toibb Investment LLC 11,875,000 shares for $1,900,000; and Michael Seedman 625,000 shares for $100,000. In connection with such sale of $11,000,000 of our common stock, we issued to C. E. Unterberg, Towbin, the investment banking firm that advised us in such transaction, warrants (with a five-year term) to acquire 1,062,500 (pre-reverse split) shares of our common stock. The warrants issued to C. E. Unterberg, Towbin had an exercise price of $0.28 per share prior to the reverse split; following the reverse split, the warrants have an exercise price of $2.80 per share and cover 106,250 shares.

     On September 21, 2006, we closed a $4,555,000 equity financing, issuing the amounts of shares of common stock and warrants to purchase shares of common stock indicated to the following investors (each in pre-reverse split numbers):
RENN Capital Group (5,063,292 shares and 759,496 warrants); Crestview Capital Master LLC (2,151,899 shares and 322,785 warrants); Big Bend XXVII Investments, L.P. (1,012,659 shares and 151,899 warrants); Straus Partners, LP (506,330 shares and 75,950 warrants); Straus GEPT Partners, LP (506,330 shares and 75,950 warrants); A.J. Stein Family Trust (253,165 shares and 37,975 warrants); A.J. Stein Family Partnership (253,165 shares and 37,975 warrants); Brian Stein (253,165 shares and 37,975 warrants); Toni Stein (126,583 shares and 18,988 warrants); Steven Hayes (506,330 shares and 75,950 warrants); Brian Alleman (316,456 shares and 47,469 warrants); John C. McComb (75,950 shares and 11,393 warrants); and SF Capital Partners Ltd. (506,330 shares and 75,950 warrants). The warrants issued (which, prior to the reverse split, covered 1,729,755 shares) have a term of five years and had an exercise price of $0.54 per share prior to the reverse split. Following the reverse split, the warrants cover 172,981 shares and have an exercise price of $5.40 per share. By the terms of each of these warrants, a holder may not exercise its warrant to the extent such exercise would result in such holder being a 10% or more beneficial owner of all of our outstanding common stock. Certain of the selling securityholders may be prevented from exercising all or part of the warrants held by them as a result of this restriction; nevertheless, the shares issuable under these warrants are included for all applicable selling securityholders in the Selling Security Holder table above under the column entitled "Number of Shares Beneficially Owned Before Offering." With respect to the shares of common stock, and the warrants to purchase shares of common stock issued pursuant to the September 21, 2006 transaction, we are not registering in this prospectus either the shares of common stock issued or the shares of common stock issuable upon exercise of the warrants.

                            DESCRIPTION OF SECURITIES

     Simtek is authorized to issue, pursuant to its Delaware Certificate of Incorporation, 30,000,000 shares of common stock, par value $0.0001 per share, and 200,000 shares of preferred stock, par value $0.0001 per share. The following is a summary of the material terms of our capital stock. You should refer to our Certificate of Incorporation and Bylaws and the agreements described below for more detailed information.

     Common Stock

     Each share of common stock entitles its record holder to one vote on all matters to be voted on by the stockholders of Simtek. When a quorum is present at any meeting of stockholders, a plurality of the stockholders shall decide the election of directors and a majority of the stockholders shall decide any other question, unless the question is one upon which Delaware law, the Certificate of Incorporation or the Bylaws require a different vote.

     The board of directors of Simtek consists of five directors, all of whom are elected annually at the annual meeting of stockholders, and is not classified. No provision of our Certificate of Incorporation or Bylaws provides for cumulative voting in the case of the election of directors or on any other matter.

     Each holder of common stock of Simtek is entitled to share pro rata in any dividends paid on the common stock in funds legally available for that purpose, when, as and if declared by the board of directors of Simtek in its discretion. The shares of common stock of Simtek have no preferred dividend rights or any conversion, redemption or other rights, or any rights to payment from any sinking or similar fund. The shares of common stock also do not have any preemptive, subscription or other similar rights. There are no restraints in the Certificate of Incorporation or Bylaws of Simtek on the right of holders of shares of common stock to sell or otherwise alienate their shares of stock in Simtek. There are no provisions in the Certificate of Incorporation or Bylaws of Simtek providing for any calls or assessments against holders of shares of common stock or discriminating against any existing or prospective holder of shares of common stock as a result of such security holder owning a substantial amount of securities. Upon liquidation, dissolution or winding up of Simtek, each holder of shares of common stock will be entitled to receive a pro rata share of the assets of Simtek, after payment of all Simtek's debts and liabilities and subject to any applicable liquidation or other payments owed to preferred stockholders.

     Preferred Stock

     The shares of preferred stock of Simtek are not designated by series, and there are no currently outstanding shares of preferred stock. Simtek may issue preferred stock from time to time in one or more series. The board of directors is authorized, without the approval of existing stockholders, to authorize from time to time the issuance of one or more classes or series of preferred stock and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such class or series of preferred stock and the number of shares constituting each such class or series, and to increase or decrease the number of shares of any such class or series to the extent permitted by law. The issuance of preferred stock by our board of directors could dilute and harm the rights of the holders of our common stock. It could potentially be used to discourage attempts by others to obtain control of us through merger, tender offer, proxy contest or otherwise by making such attempts more difficult to achieve or more costly.

     Anti-Takeover Provisions

     Simtek, as discussed in the preceding paragraph, may issue preferred stock from time to time in one or more series, pursuant to certain authority held by the board of directors, including the authority to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions of such preferred stock. The issuance of preferred stock may have the effect of making removal of management more difficult and delaying, deferring or preventing a change in control of Simtek.

     We have opted to be governed, in our Delaware certificate of incorporation, by Section 203 of the Delaware General Corporation Law, which provides for a three-year moratorium on certain business combination transactions with "interested stockholders" (generally, persons who beneficially own 15% or more of the corporation's outstanding voting stock). Although we believe that Section 203 will encourage any potential acquirer to negotiate with our board of directors, Section 203 also might have the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the company in which all stockholders would not be treated equally. In addition, Section 203 gives the board the power to reject a proposed business combination in certain circumstances, even though a potential acquirer may be offering a substantial premium for our common stock over the then-current market price. Section 203 would also discourage certain potential acquirers who are unwilling to comply with its provisions.

     Warrants

     2,003,512 of the shares of common stock offered by the selling securityholders in this prospectus are offered pursuant to warrants issued to the selling securityholders in connection with various transactions. The exercise periods and exercise prices of the warrants are discussed in the "Selling Securityholders" section above. The number of shares issuable upon exercise and the per share exercise price of certain of the warrants are subject to adjustment in the case of certain stock dividends, stock splits, combinations, capital reorganizations, reclassifications or mergers or consolidations.

                              PLAN OF DISTRIBUTION

     Each selling security holder of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the OTC Bulletin Board or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling security holder may use any one or more of the following methods when selling shares:

     o ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

     o block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker dealer as principal and resale by the broker dealer for its account;

     o an exchange distribution in accordance with the rules of the applicable exchange;

     o    privately negotiated transactions;

     o settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

     o broker dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale;

     o through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

     o    any other method permitted pursuant to applicable law.

     The selling security holders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), if available, rather than under this prospectus.

     Broker dealers engaged by the selling security holders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the selling security holders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

     In connection with the sale of the common stock or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling security holders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     The selling security holders and any broker dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling security holder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

     We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

     Because selling security holders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling security holder has advised us that they have not entered into any written or oral agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling security holders.

     With respect to certain selling security holders, we agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling security holders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.



                                  LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon by Holme Roberts & Owen LLP, Colorado Springs, Colorado.


                                     EXPERTS

     The financial statements of Simtek Corporation, included in our annual report on Form 10-K for the year ended December 31, 2005, have been audited by Hein & Associates LLP, Independent Registered Public Accounting Firm, as set forth in their report which is incorporated by reference in this prospectus and registration statement. Such financial statements are incorporated by reference in reliance on Hein & Associates LLP's report, given on their authority as experts in accounting and auditing.

     The audited Statements of Finished Goods Inventory as of December 30, 2005 and December 31, 2004 and the audited Statements of nvSRAM Contribution for the period from January 1, 2005 to December 30, 2005 and for the year ended December 30, 2004, each included in our Amendment to Current Report on Form 8-K (filed April 7, 2006), have been audited by MAZARS Revision & Treuhandgesellschaft mbH, Independent Registered Public Accounting Firm, as set forth in their report which is incorporated by reference in this prospectus and registration statement. Such financial statements are incorporated by reference in reliance on MAZARS Revision & Treuhandgesellschaft mbH's report, given on their authority as experts in accounting and auditing.

                              AVAILABLE INFORMATION

     This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission under the Securities Act of 1933. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the Securities and Exchange Commission. We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect our reports, proxy statements and other information without charge at the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, the reports, proxy statements and other information that we file with the Securities and Exchange Commission can be obtained from our Internet website at http://www.simtek.com.

     The Securities and Exchange Commission allows us to "incorporate by reference" certain of the information required by this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

     * Annual Report on Form 10-K for the fiscal year ended December 31, 2005, as amended by Form 10-K/A filed on April 28, 2006.

     * Current Report on Form 8-K filed on January 3, 2006.

     * Current Report on Form 8-K filed on February 3, 2006.

     * Current Report on Form 8-K filed on March 3, 2006.

     * Current Report on Form 8-K filed on March 3, 2006.

     * Current Report on Form 8-K filed on March 13, 2006.

     * Current Report on Form 8-K filed on March 30, 2006.

     * Current Report on Form 8-K filed on April 7, 2006.

     * Current Report on Form 8-K filed on April 11, 2006.

     * Current Report on Form 8-K filed on April 12, 2006.

     * Current Report on Form 8-K filed on April 28, 2006.

     * Current Report on Form 8-K filed on May 1, 2006.

     * Quarterly Report on Form 10-Q filed on May 15, 2006, as amended by Form 10-Q/A filed on August 4, 2006.

     * Current Report on Form 8-K filed on May 16, 2006.

     * Current Report on Form 8-K filed on May 30, 2006.

     * Schedule 14A Definitive Proxy Statement filed on June 7, 2006.

     * Current Report on Form 8-K filed on June 8, 2006.

     * Current Report on Form 8-K filed on June 30, 2006.

     * Current Report on Form 8-K filed on July 10, 2006.

     * Current Report on Form 8-K filed on July 26, 2006.

     * Current Report on Form 8-K filed on July 28, 2006.

     * Quarterly Report on Form 10-Q filed on August 11, 2006.

     * Current Report on Form 8-K filed on September 7, 2006.

     * Current Report on Form 8-K filed on September 7, 2006.

     * Current Report on Form 8-K filed on September 25, 2006.



     Upon receipt of an oral or written request we will provide, free of charge, to any person to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus. Please direct your written requests to:

                               Simtek Corporation
                            4250 Buckingham Dr. #100
                           Colorado Springs, CO 80907
                                 (719) 531-9444
                          Attention: Investor Relations

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of our Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.